UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:

December 31, 2021

Brazil Potash Corp.
(Exact name of issuer as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

Not Applicable

(I.R.S. Employer Identification Number)

198 Davenport Road, Toronto, Ontario, Canada M5R 1J2

(Address of principal executive offices)

+1 (416) 309-2963

(Telephone number, including area code)

Common Shares, no par value

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K (which we refer to as this “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes, and our actual results and performance could differ materially from those set forth in any forward-looking statements. The cautionary statements set forth in this Annual Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

●	the success of our mining operations will require significant capital resources and years of development efforts;

●	the cost, timing, and results of our future exploration, development, mining and production activities;

●	issues with the urban areas and rural communities which surround our operations and the procedures required for their prior consultation;

●	our ability to obtain regulatory approvals in connection with our mining operations;

●	mining industry operational risk, such as operator errors, mechanical failures and other accidents;

●	our ability to compete and succeed in a highly competitive and evolving mining industry;

●	our lack of operating history on which to judge our business prospects and management;

●	our ability to raise capital and the availability of future financing;

●	our ability to manage our exploration, development, and operating expenses;

●	changes in Brazilian and international governmental and regulatory policies that apply to our operations; and

●	potential delays in the indigenous consultations, the indigenous impact study and different developmental and operational phases of the Autazes Project.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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Item 1.	Business

Overview

Brazil Potash Corp. (which we refer to as the “Company”, “Brazil Potash”, “we”, “our”, or “us”) was formed on October 10, 2006 under the laws of the Province of Ontario, Canada, to engage in potash exploration and mining in Brazil. Our base of technical operations is in Manaus and Belo Horizonte, Brazil, and our corporate office is in Toronto, Ontario, Canada. We are still in the pre-revenue exploration and development stage and have not yet started our mining operations. Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from an underground mine and distributing the processed potash in Brazil. Our land holdings are located in the Amazon Potash Basin within the City of Autazes. We currently own, through our majority owned local subsidiary in Brazil, Potassio do Brasil Ltda. (which we refer to as “PdB”), a 100% interest in properties encompassing approximately 449.38 km2 located in Autazes, including the properties comprising the Autazes Project properties. All mineral rights for the Autazes Project are registered with the Agência Nacional de Mineração (which we refer to as “ANM”) in Brazil and are held by PdB.

Competition

The potash mining industry is subject to following competitive factors. Competition may also arise from, among other things:

•

global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions and increased price competition, or a significant change in agriculture production or consumption trends could lead to a sustained environment of reduced demand for potash, and/or low commodity prices, favoring competitors;

•	our products will be subject to price competition from both domestic and foreign potash producers, including state-owned and government-subsidized entities;

•

potash is a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service;

•

competitors and potential new entrants in the markets for potash have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities; and

•

some Potash customers require access to credit to purchase potash and a lack of available credit to customers in one or more countries, due to this deterioration, could adversely affect demand for crop nutrients as there may a reluctance to replenish inventories in such conditions or may push customers to other producers.

Autazes Property

The following sections were extracted from a NI 43-101 Technical Report entitled “Autazes Potash Project – Bankable Feasibility Study Report” dated April 22, 2016 prepared by Worley Parsons with contributions from Ercosplan (the “Report”).

Worley Parsons authored sections of the Report

Location

The property for the Autazes Project (which we refer to as the “Autazes Property”) is located in the Amazon Potash Basin within the City of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 120 km southeast of the city of Manaus, northern Brazil.

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The permitted area of the Autazes Project includes the mine (surface area), processing plant, tailings piles, and port locations, encompassing an area of approximately 350 ha. The mine, processing plant and tailings piles are located approximately 20 km northeast of the Autazes City center in a rural area, close to the Village of Lago Soares. The port is located 8 km south of the processing plant site, in the Urucurituba Village on the banks of the Madeira River.

Planned Operations

Once our operations are at full capacity, we plan to mine 8.5 million tons per year (which we refer to as “Mtpy”) of potash ore using conventional underground room and pillar methods. The potash ore will be hoisted to the surface, at which point it will be crushed, ground and then hot leached to produce 2.44 Mtpy of granular muriate of Potash (“which we refer to as “MOP”) four years post construction and for 34 years thereafter, including ramp-up and ramp-down periods.

We have designed a processing plant, with name plate capacity of 2.44 Mtpy of KCl product, based on processing 8.5 Mtpy of run-of-mine (which we refer to as “ROM”) potash ore with a head grade of 30% MOP to achieve a metallurgical recovery rate of 90.8% and a MOP product grade of 95%.

Power for the Autazes Property will be provided by a new 230 kV power line that is approximately 165 km long and connected to the national grid near Manaus. For the electrical power supply, basic engineering has started and negotiations with the Brazilian government have been initiated to complete the necessary studies required to start construction of the power transmission line. A binding agreement for the construction of the power transmission line will be signed upon securing the bulk of the construction financing for the Autazes Project.

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ERCOSPLAN authored sections of the Report

Mineral Resources and Reserves

The effective date of the resource and reserve estimates is April 22, 2016, and such estimates are based on drilling 41 diamond core holes totaling 59,000 meters at the Autazes Property. For the mineral resource estimate, all recent drill holes that occur within, and in the vicinity of, the Autazes Property, and that contain complete assaying data from the potash horizon, have been used. The resource estimate is authored by ERCOSPLAN and the reserves estimate by Worley Parsons.

Potash mineralization is classified in terms of “Measured Mineral Resources”, “Indicated Mineral Resources”, and “Inferred Mineral Resources”, each as defined by the Canadian Institute of Mining, Metallurgy and Petroleum. Such classification generally reflects the level of confidence in the extent and grade of the identified potash mineralization.

It is the opinion of ERCOSPLAN, based on the data density and accuracy of the geological model:

•	“Measured Mineral Resources” occur within a radius of 750 m around an investigated drill hole;

•	“Indicated Mineral Resources” occur within a radius of 1,500 m around an investigated drill hole; and

•

“Inferred Mineral Resources” occur within a radius of 2,000 m around an investigated drill hole in the southern part of the Autazes Property, and within a radius of 2,500 m around an investigated drill hole in the northern part of the Autazes Property, as the recent drill holes show a more continuous and homogenous distribution of ore deposits in the northern part of the Autazes Property.

The Autazes Project has measured resources of 151 million tons at an average grade of 31.2% of MOP, indicated resources of 284 million tons at an average grade of 30.9 % MOP and inferred resource of 196 million tons at an average grade of 29.3% MOP. Total proven economically recoverable reserves are 87.4 million tons at an average grade of 28.7% MOP including dilution. Probable economically recoverable reserves are 160.7 million tons at an average grade of 27.9% MOP. The calculated life of the mine for the Autazes Project is 34 years, which includes the ramp-up period for the processing plant. Approximately 20 of those years achieve a nominal ore feed capacity of 8.5 Mtpy. The cut-off grade was set at a grade of 10% MOP. Based on rock mechanical tests conducted at Geomechanics Leipzig GmbH, which specializes in potash, coupled with the long room and pillar mining method selected, an extraction ratio of 60% (mining loss estimate of 40%) was calculated in determining the reserves along with using a long-term potash selling price of $401.3/t MOP, free on board Brazil Potash port Autazes.

The mining method proposed for the Autazes Project is conventional room and pillar (long pillars 1500 m) mining with two vertical shafts.  One shaft is used to hoist the potash ore and for manpower access and the other shaft is primarily for ventilation.  Extraction of the potash ore will be done using continuous miners feeding a conveyor system to the skips at the hoist shaft.  This is the most common method of potash extraction with an established and well-developed technology for ore extraction, hauling and hoisting to the surface.

Ownership of Title and Mining Rights

All mineral rights for the Autazes Project are registered with the Brazilian National Mineral Agency and are held by our majority owned subsidiary, Potássio do Brasil Ltda.

The Brazilian National Mineral Agency, which is a specialized agency of the Brazilian Ministry of Mines and Energy, grants an authorization to an interested party to perform exploration activities by means of a specific title named “Alvará de Pesquisa”, the exploration license. This license allows the performance of exploration work, including drilling, in the mineral rights areas, while the mining work requires another proper and specific permit. Following the completion of the exploration work, but before mining authorization is received, an applicant must submit a final exploration report attesting to the existence of the mineral reserve. Potássio do Brasil Ltda. submitted final reports for five claims, which were approved by the Brazilian National Mineral Agency, and these approvals enable Potássio do Brasil Ltda. to request mining authorization. On December 18, 2019, Potássio do Brasil Ltda. submitted to the Brazilian National Mineral Agency the Preliminary Economic Assessment, which was approved by the Brazilian National Mineral Agency on December 14, 2020.

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Legal Proceedings

We received our Preliminary Social and Environmental License (which we refer to as our “Preliminary S&E License”) for the Autazes Project in Brazil from the Amazonas Environmental Protection Institute (IPAAM) in July 2015 based on submission of a full Environmental & Social Impact Assessment, which was completed by us in January 2015. Prior to receiving our Preliminary S&E License, we and our consultant Golder conducted several rounds of indigenous consultations. After receiving our Preliminary S&E License, the Brazil Federal Public Ministry (which we refer to as the “MPF”), which is Brazil’s federal prosecution office, opened a civil investigation that questioned the validity of our Preliminary S&E License based on a motion from a non-governmental organization. As a result of such civil investigation, we agreed with the MPF to temporarily suspend our Preliminary S&E License, and to conduct additional indigenous consultations with local communities in accordance with International Labour Organization (ILO 169) given Brazil is a signatory to this international convention.

Our Autazes Project is not located on indigenous land, the closest reserve is 8km away and based on Brazilian law any indigenous people located within 10km from a future mine site have the right to be consulted. There are two major steps that need to be followed in these consultations. The first is indigenous people need to determine the means and who within their tribes will be involved in consultations. This first step has been completed. The second is the actual consultation with indigenous people regarding the Autazes Project, which began in April 2022 and are ongoing. We understand that it will take approximately six months to complete the first round of indigenous consultations, following which we can submit our indigenous impact study for review in order to reinstate our Preliminary S&E License.

To date, we have filed 76 of the 78 plans and conditions required to obtain the Installation License for project construction to commence, 75 of which have been approved as of December 31, 2021. The two outstanding items to complete relate to the completion of the consultations with indigenous communities and subsequent review and approval of the indigenous impact study. We believe that the indigenous consultation and COVID-19 impact could delay the construction license comparing with BPC schedule, and/or increase the amount of compensation budget to indigenous mitigation plan.

Regulatory Overview

Mining Rights Regulations

Under the Brazilian Constitution, all mineral resources are property of the Federal Government of Brazil. The rights to explore and exploit mineral resources are regulated by the Brazilian Mining Code (which we refer to as the “Mining Code”) and the Brazilian Mining Agency (which we refer to as “ANM”), which is the Brazilian mining regulatory authority. Only Brazilian citizens or legal entities incorporated in Brazil, under Brazilian laws, with headquarters and administrative body located in the country may be entitled to practice such activities and therefore promote the mineral’s economic uses in Brazil.

ANM’s local officer grants the authorization to an interested party to perform exploration activities by means of a specific title named Alvará de Pesquisa, the exploration license. Such license allows the performance of exploration work in the mineral rights areas, including drilling, while the exploitation works requires an exploitation license, which is a different specific permit.

In order to obtain the exploration license, a Brazilian citizen or legal entity shall file an application before the ANM, according to the provisions established in the Mining Code. After analysis of the application, ANM may issue the exploration license which will be in force for a period of one to three years. This period may be extended for an additional period ranging from one year to three years, subject to the ANM’s analysis of a partial exploration report presented by the license holder.

The holder of the exploration license is obligated to carry out the exploration work and submit a detailed report of activities conducted to ANM for approval, prior to the deadline of the exploration license application or its renewal. Furthermore, such holder must strictly follow the exploration work plan submitted to ANM upon application.

The Mining Code also determines that the holder of the exploration license (i) may, at any time, waive the exploration license; (ii) shall be responsible for damages caused to third parties as a result of the performance of the exploration activities; (iii) must pay to ANM an annual fee based on the total hectares of the mineral right area, for as long as the exploration license is effective.

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After conducting an analysis of the report of the exploration work prepared by the holder, ANM will, based on objective criteria established by law, decide to approve or reject the exploration report. If the exploitation of the mineral resources is considered technically and economically feasible, the exploration license holder will have the right to apply for the exploitation license within one-year, which application period may be extended by ANM once for another year., in the event that the holder requires the extension prior to the expiration of the first-year term.

The Minister of Ministry of Mines and Energy will decide to deny or grant the exploitation license. If the exploitation license is granted, the holder will be able to execute mining activities as well as to sell the production, creating income up to the depletion of the mineral deposit. Brazilian Law grants to the holder of an exploration license the right to enter in the mineral right area and execute exploration activities by means of a private agreement with the landowner. In the event that any landowner refuses such holder’s access to a mineral right area, under article 27 of the Mining Code, a judicial order could be obtained, through a specific lawsuit, under which the local court would guarantee the access of such holder to the area, settling the amount to be paid to the landowner regarding rent and indemnification, as the case may be.

Furthermore, when a mining company starts the commercial exploitation of the mine, it is required to pay to the Federal Government of Brazil and any third party land owners certain mineral exploitation financial compensation in the form of royalty, at a rate which is no more than 3.5% of the gross revenue from the sale of the commodity produced from the mine. The rate varies according to the commodity and is currently at 3% for potash. If the surface rights for the land upon which the commodity is mined are owned by a third party, then 50% of the royalty amount paid to the Federal Government of Brazil will also be required to be paid to the third party land owner. For purposes of clarity, if potash is mined on third party owned land, 3% of the gross revenue will be paid to the Federal Government of Brazil and an additional 1.5% of the gross revenue will be paid to the third party land owner, for a total royalty amount at 4.5%.

Environmental Regulations

Our exploration and development activities, as well as any current or future operations, are subject to environmental laws and regulations in Brazil. We currently, and will continue to, maintain an operating policy that complies with all applicable environmental laws and regulations.

Environmental Licensing Regulations

Environmental licensing is the administrative procedure by which the competent environmental authority licenses the location, installation, operation and expansion of projects that use environmental resources or are considered to be potentially or effectively polluting or those that, in some way, may cause environmental degradation.

In Brazil, the environmental licensing process is administered by the Brazilian Institute of the Environment and Renewable Natural Resources and the State and Municipal Environmental Agencies.

There are three general types of environmental licenses that all companies shall apply for in the course of the procedure to obtain full authorization to run a mine: (i) the Preliminary License (Licença Prévia), which is obtained during the planning phase of the project. The environmental authority evaluates the location, environmental impact assessment and concept of the project, certifying its environmental feasibility and setting forth the basic requirements which shall be complied with in the subsequent phases; (ii) Installation License (Licença de Instalação), which is required prior to starting construction of the project. In this phase, the basic environmental plan outlining pollution control and compensatory measures are submitted to regulators for review and approval; and (iii) Operation License (Licença de Operação), which is the last phase of the environmental licensing procedure, necessary for run the mine. We received our Preliminary S&E License for the Autazes Project from the Amazonas Environmental Protection Institute which is temporarily suspended and subject to additional consultations with indigenous people. See “—Legal Proceedings” above.

For mining activities, the environmental licensing process must include the review of: (i) an Environmental Impact Assessment and the respective Environmental Impact Report; and (ii) a Plan of Recovery of Degraded Areas.

To enforce the law, the Brazilian Federal Government has established various administrative, criminal and civil penalties applicable to violators of environmental legislation, including fines, denial of credit lines from governmental entities, revocation of environmental license and, in extreme cases, suspension of the company’s activities. The fines are stipulated in accordance with the nature and proportion of the infraction committed. The severity of the infraction depends mainly on the extent of the damage caused or expected damage to be caused to the environment.

Employees

As of the date of this Annual Report, we have 14 full-time and eight part-time employees. Members of our management team are based in Canada and Brazil, and are consultants to us.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (which we refer to as “IFRS”) as issued by the International Accounting Standards Board. Our audited consolidated financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS.

Trend Information

Because we are still in the start-up phase and have only commenced our mining exploration and development activities, we are unable to identify any recent trends in our revenue or expenses, including any known trends relating to uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the financial information in this prospectus to be indicative of future operating results or financial condition.

Assessment of Impact of the COVID-19 pandemic to our Business Operations

Our operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of the COVID-19 pandemic and the related economic consequences. We cannot accurately predict the impact the COVID-19 pandemic will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect our operations and our ability to finance our operations.

Brazil has been hit hard by the COVID-19 pandemic with over 30 million cases and over 661,000 deaths. The northern Amazon city of Manaus, which is the largest city near the Autazes Project, has been particularly hit hard, which resulted in temporary lockdown measures put into place to contain the surge of COVID-19 cases.

Results of Operations

Results of Operations for the Year Ended December 31, 2021 and the Year Ended December 31, 2020

Revenues

Our revenue was $Nil for the year ended December 31, 2021 compared to $Nil for the year ended December 31, 2020, as we are still in the exploration and development stage and have not started our mining operations and potash production.

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General and Administrative Expenses

Our general and administrative expenses were $3,535,897 for the year ended December 31, 2021, compared to $10,904,433 for the year ended December 31, 2020. General and administrative expenses consist primarily of personnel, legal fees, share-based compensation and travel and office expenses. We incurred lower payments for share-based compensation in the year ended December 31, 2021 compared to the year ended December 31, 2020, as no stock options were extended in 2021, which is partially offset by higher travel expenses in the year ended December 31, 2021 compared to the year ended December 31, 2020 due to the lifting of COVID-19 travel restrictions.

Net Loss

Our net loss was $4,029,366 for the year ended December 31, 2021, compared to a net loss of $11,234,783 for the year ended December 31, 2020, primarily as a result of the lower general and administrative expenses that we incurred in 2021 compared to 2020.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs in connection with our formation, development, legal services and support were funded by our majority stockholders and lenders and with proceeds from an offering under Tier 2 of Regulation A, under Section 3(b) of the Securities Act of 1933, as amended (which we refer to as our “Regulation A Offering”).

Our future expenditures and capital requirements will depend on numerous factors, including the success of our Regulation A Offering and the progress of our research and development efforts.

Our business does not presently generate any cash. We believe that if we could raise $50,000,000 (which we refer to as the “Maximum Amount”) in our Regulation A Offering, we will have sufficient capital to finance our operations for at least the next 24 months, however, if we are unable to raise the Maximum Amount or if our operating and development costs are higher than expected, we may need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A Offering, and there can be no assurance we will raise the Maximum Amount or any other amount. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. However, no assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of December 31, 2021, we had a cash and cash equivalents balance of $15,144,419 to settle current liabilities of $2,005,960. If, however, we do not have sufficient liquidity to meet our current obligations, it will be necessary for us to secure additional equity or debt funding.

Summary of Cash Flows

Operating Activities

Net cash flows used by operating activities was $(9,608,999) for the year ended December 31, 2021, as compared to $(706,781) for the year ended December 31, 2020, due to changes in working capital, which was $(6,430,291) in 2021 as compared to $2,440,661 in 2020. The change was primarily due to our use of the proceeds from our Regulation A Offering to pay off trade payables and accrued liabilities.

Investing Activities

Net cash flows used by investing activities was $(1,164,192) for the year ended December 31, 2021, as compared to $(1,074,900) for the year ended December 31, 2020, due to an increase in spending on exploration and evaluation assets to $1,164,584 in 2021 as compared to $1,092,933 in 2020.

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Financing Activities

Net cash flows provided by financing activities was $25,877,650 for the year ended December 31, 2021, as compared to $628,000 for the year ended December 31, 2020, primarily due to the net proceeds we received from our Regulation A Offering in 2021.

Debt Financings

Loan Agreement with Sentient

On October 29, 2019, we entered into a loan agreement with Sentient Global Resource Fund IV LP, (which we refer to as “Sentient”), of which Andrew Pullar (a director on our board of directors) is a principal. Pursuant to the terms of the loan agreement with Sentient (which we refer to as the “Sentient Loan”), we borrowed from Sentient $1,000,000 at an interest rate of 30% per annum and an initial repayment date of April 29, 2020. We also accrued a setup fee of $200,000 to accounts payable and accrued liabilities, in connection with the Sentient Loan. On April 29, 2020, the parties extended the repayment date of the Sentient Loan to July 31, 2020, and we incurred an extension fee of $50,000 in connection therewith. The Sentient Loan began accruing interest on August 1, 2020. On September 30, 2021, we entered into an amended and restated loan agreement with Sentient, pursuant to which the principal and accrued interest due and payable under the Sentient Loan, along with the cumulative setup and the extension fees of $250,000, totaling $1,599,794, was capitalized to the loan balance at September 30, 2021, and the repayment date was extended to June 30, 2022. The amended Sentient Loan accrued interest at a rate of 12%. The amended Sentient Loan included restrictive covenants which restricted us from incurring any other indebtedness with a maturity earlier than June 30, 2022 or making any payments of interest, fees or principal under any loan agreements entered into on or after September 30, 2021 until the amended Sentient Loan was paid in full. On November 30, 2021, we repaid in full the Sentient Loan, including all principal, accrued interest, and fees due and payable.

Loan Agreement with 2227929 Ontario Inc.

On June 15, 2020, we entered into a loan agreement (which we refer to as the “2227929 Ontario Loan Agreement”) with 2227929 Ontario Inc. Pursuant to the terms of the loan agreement, we borrowed from 2227929 Ontario Inc. $40,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of September 15, 2020. On September 15, 2020, the parties extended the maturity date under 2227929 Ontario Loan Agreement to December 15, 2020. On December 17, 2020 and during the year ended December 31, 2021, we drew from 2227929 Ontario Inc. an additional $70,000 and $160,000, respectively, under the 2227929 Ontario Loan Agreement on the same terms as the initial loan. On December 15, 2020, the parties extended the maturity date under the 2227929 Ontario Loan Agreement to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date under the 2227929 Ontario Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full all of the loans under the 2227929 Ontario Loan Agreement, including all principal and accrued interest due and payable.

Loan Agreements with Aberdeen

On July 2, 2020, we entered into a loan agreement (which we refer to as the “Initial Aberdeen Loan Agreement”) with Aberdeen International Inc. (which we refer to as “Aberdeen”) at which Stan Bharti (our Executive Chairman) is its executive chairman, and Ryan Ptolemy (our Chief Financial Officer) is its chief financial officer. Pursuant to the terms of the Initial Aberdeen Loan Agreement, we borrowed from Aberdeen $100,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of January 2, 2021. During 2020, we borrowed from Aberdeen an additional $348,000 under the Initial Aberdeen Loan Agreement on the same terms as the initial loan. On February 9, 2021, the parties extended the maturity date under the Initial Aberdeen Loan Agreement to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date under the Initial Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full all of the loans under Initial Aberdeen Loan Agreement, including all principal and accrued interest due and payable.

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On April 1, 2021, we entered into a second loan agreement with Aberdeen (which we refer to as the “Second Aberdeen Loan Agreement), pursuant to which we borrowed from Aberdeen $200,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30, 2021, the parties extended the maturity date under the Second Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Second Aberdeen Loan Agreement, including all principal and accrued interest due and payable.

On August 4, 2021, we entered into a third loan agreement with Aberdeen (which we refer to as the “Third Aberdeen Loan Agreement), pursuant to which we borrowed from Aberdeen $149,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30, 2021, the parties extended the maturity date under the Third Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Third Aberdeen Loan Agreement, including all principal and accrued interest due and payable.

Loan Agreement with Sulliden

On October 22, 2020, we entered into a loan agreement with Sulliden Mining Capital Inc. (which we refer to as “Sulliden”), at which Stan Bharti (our Executive Chairman) is its interim chief executive officer and a director on its board of directors, and Ryan Ptolemy (our Chief Financial Officer) is its chief financial officer. Pursuant to the terms of the loan agreement with Sulliden, we borrowed from Sulliden $70,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 21, 2020 (which we refer to as the “Sulliden Loan”). On February 10, 2021, the parties extended the maturity date of the Sulliden Loan to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date of the Sulliden Loan to June 30, 2022. On November 29, 2021, we repaid in full the Sulliden Loan, including all principal and accrued interest due and payable.

Loan Agreement with Greenway

On February 26, 2021, we entered into a loan agreement with Greenway Investments International Ltd. (which we refer to as “Greenway”). Pursuant to the terms of the loan agreement with Greenway, we borrowed from Greenway CAD$175,000 ($138,603), on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of September 1, 2021 (which we refer to as the “Greenway Loan”). On September 30, 2021, the parties extended the maturity date of the Greenway Loan to June 30, 2022. On November 29, 2021, we repaid in full the Greenway Loan, including all principal and accrued interest due and payable.

Loan Agreement with Newdene

On May 5, 2021, we entered into a loan agreement with Newdene Gold Inc. (which we refer to as “Newdene”). Pursuant to the terms of the loan agreement with Newdene, we borrowed from Newdene $135,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021 (which we refer to as the “Newdene Loan”). On September 30, 2021, the parties extended the maturity date of the Newdene Loan to June 30, 2022. On November 29, 2021, we repaid in full the Newdene Loan, including all principal and accrued interest due and payable.

Regulation A Offering

Our Regulation A Offering was made pursuant to our Form 1-A Offering Statement, which was initially filed by us with the SEC on May 5, 2020 and qualified by the SEC on June 26, 2020, and our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021. The Common Shares were offered in our Regulation A Offering at a purchase price of $4.00 per Common Share.

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Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a loss of $4,029,366 for the year ended December 31, 2021, and as of December 31, 2021, we had an accumulated deficit of $69,276,058 and working capital of $15,584,569 as of December 31, 2021 (including cash of $15,144,419).

We require additional financing for working capital and exploration and development of our properties. As a result of continuing operating losses, our continuance as a going concern is dependent upon our ability to obtain adequate financing to repay our current obligations, finance our exploration and development activities, and reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if we will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Our management has previously been successful in raising the necessary funding to continue our operations in the normal course. Furthermore, on June 15, 2020, July 2, 2020, October 22, 2020, April 1, 2021, May 5, 2021 and August 4, 2021, we entered into various loan agreements to fund our operating expenses. During the year ended December 31, 2021, we raised an aggregate gross proceed of $32,992,880 from the issuance and sale of 8,248,220 Common Shares pursuant to our Regulation A Offering, which was commenced in 2020. As of the date of this Annual Report, we have raised aggregate gross proceeds of $36,395,300 from the issuance and sale of 9,098,825 Common Shares at $4.00 per Common Share pursuant to our Regulation A Offering.

During the year ended December 31, 2021, we have incurred a net loss of $4,029,366. Currently, we intend to finance our operations through equity and debt financings, including without limitation the proceeds from our current Regulation A Offering. We do not generate any cash on our own. We have funded operations exclusively in the form of expenditures paid for on our behalf by our majority stockholder, in addition to advances received directly from our stockholder.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance, that we will be successful in closing any equity offering of our Common Shares, be successful in raising sufficient financing, or achieve profitable operations, to fund our working capital deficiency, or the future exploration and development of our properties. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore that we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if we were unable to continue as a going concern. These adjustments may be material.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We are a party to certain consulting agreements, which provide for aggregate change in control payments by us of approximately $7,463,000 to certain of our directors, officers and consultants upon the occurrence of a change in control of our Company (as such term is defined by each respective consulting agreement), and aggregate termination payments by us of approximately $1,329,000 upon the respective termination of such directors, officers and consultants. As a triggering event under such consulting agreements has not taken place, these amounts have not been recorded in these consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

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Item 3.	Directors and Officers

Directors, Executive Officers and Significant Employees

The table below sets forth our directors, executive officers and significant employee of as of the date of this Annual Report.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Officers:
Stan Bharti	Executive Chairman	69	September 2016	10
Matthew Simpson	Director and Chief Executive Officer	47	October 2014	20
David Gower	Director and President	62	July 2009	10
Ryan Ptolemy	Chief Financial Officer	46	July 2011	20
Neil Said	Corporate Secretary	42	June 2018	20
Helio Diniz	Managing Director, Brazil	64	July 2009	20

Directors:
Andrew Pullar	Independent Director	49	September 2009
Pierre Pettigrew	Independent Director	69	December 2010
Carmel Daniele	Independent Director	56	February 2012

Significant Employee:
Adriano Espeschit	President, Potassio do Brasil	56	November 2021

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Family Relationships

There are no familial relationships among any of our directors or executive officers.

Business Experience

Matthew Simpson, Chief Executive Officer and Director. From 2002 to 2010, Mr. Simpson worked for the Iron Ore Company of Canada (IOC), a subsidiary of Rio Tinto plc with annual production capacity of 17.5 million tonnes of iron ore concentrate as publicly reported in 2009. At IOC, he held several progressive roles in Business Evaluation, Operations Planning, Continuous Improvement and in his last three years as Mine General Manager. His work with the IOC primarily took place at their Carol Lake iron ore deposit in Labrador. Prior to joining IOC, Mr. Simpson worked as a process engineer for Hatch Ltd. designing and debottlenecking metallurgical refineries around the world. Mr. Simpson has extensive experience in mine design, operations and project management. He holds a Master of Business Administration (MBA) as well as a Bachelor of Science in Chemical Engineering both from Queen’s University. Mr. Simpson joined Brazil Potash in October 2014 and was appointed CEO and a Director in February 2015. Mr. Simpson is currently the Chief Executive Officer and a director of Brazil Potash and the Chief Executive Officer of Forbes & Manhattan, Inc., a private company.

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Stan Bharti, Director, Executive Chairman. Mr. Bharti has over 30 years of experience in operations, public markets and finance. Over the last fifteen years Mr. Bharti has been involved in acquiring, restructuring and financing resource companies. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and University of London, England. During the past five years, Mr. Bharti’s principal occupation has been as the Executive Chairman of Forbes & Manhattan, Inc. In addition, Mr. Bharti is a director of several public and private companies.

Hon. Pierre Pettigrew, Director. From January 1996 to February 2006, the Honourable Pierre Pettigrew led a number of senior departments in the Government of Canada. Among other positions, he has served as the Minister of Foreign Affairs, Minister for International Trade, Minister of Human Resources Development and Minister of International Cooperation. Pierre Pettigrew presently works with Deloitte & Touche, LLP as Executive Advisor, International and he serves as a director of several public companies. Pierre Pettigrew is also the Government of Canada’s Special Envoy for the Canada European Union Trade Agreement (CETA). Mr. Pettigrew holds a Bachelor of Arts degree from the University of Quebec in Trois-Rivieres, a Master’s of Philosophy in International Relations from the University of Oxford and in 2008 he graduated of the Directors Education Program of the Rotman School of Management, University of Toronto. During the past five years, Mr. Pettigrew’s principal occupation has been Executive Advisor with Deloitte & Touche, LLP.

David Gower, President, Director. Mr. Gower has over 25 years of experience in exploration with Falconbridge Limited where he was a member of the senior operating team responsible for mining projects. Mr. Gower has led exploration teams responsible for brownfield discoveries at Raglan and Sudbury, Matagami, Falcondo (Dominican Republic), and greenfield discoveries at Araguaia in Brazil, Kabanga in Tanzania and significant increases in known resources at Kabanga in Tanzania and El Pilar in Mexico. He is presently the President of Brazil Potash Corp., which has discovered the largest and highest grade potash deposit found to date in Brazil. During the past five years, Mr. Gower’s principal occupation has been President of Brazil Potash Corp. and from August 1, 2018 to present as the Chief Executive Officer of Emerita Resources Corp which is part of the Forbes & Manhattan Inc. group of companies.

Andrew Pullar, Director. Mr. Pullar is the Managing Partner of Sentient Equity Partners which is an independent private equity investment firm specialising in the global resources industry. Sentient Equity Partners was set up to continue the management of nearly US$3.0 billion in the development of quality metal, mineral and energy assets across the globe from The Sentient Group. In addition to his board responsibilities for the Sentient Executive Funds, Mr. Pullar sits on the board of several mining and development companies. Prior to joining Sentient Equity Partners in 2017 and The Sentient Group in 2009, Mr. Pullar worked for a select group of blue chip mining, consulting and investment companies in Africa, Europe and Australia. He holds a degree in Mining Engineering from University of the Witwatersrand, a South African Mine Managers Certificate and the UKSIP Investment Manager Certificate. He is also a member of AusIMM. Over the last five years Mr. Pullar has been the Chief Executive Officer of The Sentient Group, a private equity group and Managing Partner of Sentient Equity Partners, a private equity group.

Carmel Daniele, Director. Ms. Daniele is the founder and Chief Investment Officer of the CD Capital Natural Resources group of funds that have raised over US$650 million since 2006. Ms. Daniele has over 25 years of natural resources investment experience, including 10 years with Newmont Mining/Normandy Mining where as Senior Executive in corporate she negotiated and structured cross-border mergers and acquisitions including the three-way merger between Franco-Nevada, Newmont and Normandy Mining that created the largest gold company in the world. Ms. Daniele started off her career at Deloitte Touche Tohmatsu. Ms. Daniele holds a Master of Laws (Corporate & Commercial) and Bachelor of Economics from the University of Adelaide and is a Fellow of the Institute of Chartered Accountants.

Ryan Ptolemy, Chief Financial Officer. Mr. Ptolemy is Chartered Professional Accountant, Certified General Accountant and CFA charter holder who is the Chief Financial Officer for various Toronto Stock Exchange, NEO Exchange, TSX Venture Exchange and Canadian Securities Exchange listed companies in the investment and mining industries. Mr. Ptolemy holds a Bachelor of Arts from Western University. From 2015 to present, Mr. Ptolemy has been Chief Financial Officer of Aberdeen International Inc., Belo Sun Mining Corp., DeFi Technologies Inc., EV Technologies Group Ltd., and Sulliden Mining Capital Inc. From 2019 to 2020, Mr. Ptolemy was also a director of African Gold Group, Inc which are all part of the Forbes & Manhattan Inc. group of companies.

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Helio Diniz, Managing Director, Brazil. Mr. Diniz, has 40 years of experience with exploration and mining activities and has served as the Managing Director of the Company since July 2009. Mr. Diniz started his career with GENCOR South Africa where he was involved in the evaluation and development of the Sao Bento gold mine in Brazil currently operated by Eldorado Gold Corp. He then went on to work for Xstrata (now Glencore) as Managing Director Brazil during which he discovered the world class Araguaia Nickel Deposit (over 100 million tonnes, 1.5% Ni). He then went on to set up several companies, such as Falcon Metais and HDX Consultoria, as an entrepreneur to identify, explore and develop mining opportunities in Brazil. During this time, he founded and developed several companies for the Forbes & Manhattan Inc. group in different commodities such as potash – Brazil Potash, phosphate – Aguia Metais, gold – Belo Sun Mining and oil shale – Irati Petroleo e Energia Ltda.

Neil Said, Corporate Secretary. Mr. Neil Said is a business executive and corporate securities lawyer who works as for various Toronto Stock Exchange, TSX Venture Exchange and Canadian Securities Exchange listed companies in the mining, oil & gas, cannabis and technology industries. Mr. Said also sits on the board of directors of various public and private companies. Mr. Said previously worked as a securities lawyer at a large Toronto corporate law firm, where he worked on a variety of corporate and commercial transactions. Mr. Said obtained a Juris Doctor from the Faculty of Law at the University of Toronto and he received a Bachelor of Business Administration (Honours) with a minor in Economics from Wilfrid Laurier University. During the past five years, Mr. Said’s principal occupation has been legal counsel to various public and private companies in the mining, oil & gas, gaming and technology industries as part of the Forbes & Manhattan Inc. group of companies.

Adriano Espeschit, President, Potassio do Brasil. Mr. Espeschit has served as President of Potássio do Brasil Ltda., our majority owned local subsidiary in Brazil, since September 2021. Mr. Espeschit has over 35 years experience building and operating mines globally for internationally companies, including having been involved in several mutually successful consultations with indigenous communities and working as contract leader at the Petromisa Potash mine in Brazil. Prior to joining Potássio do Brasil Ltda., Mr. Espeschit was an Executive Director at J. Mendo Consultoria Ltda., an Operations Director at Mirabela Nickel, a General Manager at the Mouth Keith Nickel Operations of BHP Billiton Australia, a Project Leader at Shell Canada where he worked with Fort McKay First Nation and a General Manager at the Sossego Project of Vale. Mr. Espeschit is a member of the Society for Mining Metallurgy and Exploration, the Canadian Institute of Mining, Metallurgy, and Petroleum and the Australian Institute of Mining and Metallurgy. Mr. Espeschit hold a Mining and Processing Engineer degree from Federal University of Minas Gerais and a Master’s Degree in Business Strategic Management from São Paulo University in Brazil.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past five years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); or

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time.

Compensation of Directors and Executive Officers

The following table represents information regarding the total compensation for the three highest paid executive officers or directors of the Company during the fiscal year ended December 31, 2021:

	Capacity in which compensation	Cash Compensation	Other Compensation	Total Compensation
Name	was received	($)	($)	($)
Matthew Simpson	CEO	$650,000	$-	$650,000
Stan Bharti	Executive Chairman	$579,996	$-	$579,996
Helio Diniz	Managing Director	$180,000	$-	$180,000

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Director Compensation

We have six directors. We paid an aggregate compensation of $0, consisting of $0 in cash payments and $0 in stock options, to our directors as a group for the year ended December 31, 2021. We currently do not pay our independent directors any cash compensation for their services as board members.

Consulting Agreements

We do not currently have employment agreements with any of our officers or employees. We have consulting agreements with the following executives, consultants and related entities as set forth below.

Consulting Agreement with Forbes & Manhattan Inc.; Stan Bharti

On October 1, 2009, we entered into a consulting agreement with Forbes & Manhattan Inc., a company which Stan Bharti, our Executive Chairman, also serves as the chairman, for management services at a base fee of $15,000 per month. Either we or Forbes & Manhattan Inc. may terminate this agreement upon 90 days written notice to the other party or upon a different period of time as may be mutually agreed upon. On September 1, 2011, the consulting agreement was amended and the monthly rate was increased to $40,000 per month. On February 1, 2015, the consulting agreement was amended and the monthly rate was increased to $48,333 per month.

Gower Exploration Consulting Inc.; David Gower

On July 1, 2009, we entered into a consulting agreement with Gower Exploration Consulting Inc., a company controlled by our director and president, David Gower, for management services indefinitely at a base fee of $25,000 per month plus a signing bonus of $75,000. In the event there is a change in control of the Company, either we or Gower Exploration Consulting Inc. may terminate the appointment, and in such event we are required to make a lump sum termination payment equal to 36 months base fee and amount equal to all cash bonuses paid to Gower Exploration Consulting Inc. On February 1, 2015, the consulting agreement was amended and the monthly rate was increased to $33,333 per month. On January 1, 2019, the consulting agreement was amended and the monthly rate was decreased to $Nil per month.

Helio Diniz

On July 1, 2009, we entered into an intendent contractor agreement with Helio Diniz, our Managing Director. Brazil Operations, for management consulting service indefinitely at a monthly rate of $10,000 per month plus a signing bonus of $30,000. We may terminate this agreement without cause by making a payment equal to 6 months base fee, and Helio Diniz may terminate this agreement by giving us a three-month notice. On February 1, 2015, the independent contract agreement was amended and the monthly rate was increased to $33,333 per month. On January 1, 2020, the consulting agreement was amended and the monthly rate was decreased to $15,000 per month. On January 1, 2022, the consulting agreement was amended and the monthly rate was decreased to $10,000 per month.

Neil Said

On January 1, 2014, we entered into a consulting agreement with Neil Said, our corporate secretary, for management service indefinitely at a base fee of $2,500 per month. On November 1, 2021, the consulting agreement was amended and the monthly rate was increased to $10,000 starting January 1, 2021. We may terminate this agreement without cause by making a payment equal to 12 months base fee, and Neil Said may terminate this agreement upon written notice to us. In the event there is a change in control of our Company, either we or Neil Said may terminate the appointment, and in such event we shall make a lump sum termination payment equal to 36 months base fee and amount equal to all cash bonuses paid to Neil Said.

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Ryan Ptolemy

On August 1, 2014, we entered into a consulting agreement with Ryan Ptolemy, our Chief Financial Officer, for management service indefinitely at a monthly rate of $5,000 per month. On November 1, 2021, the consulting agreement was amended and the monthly rate was increased to $10,000 starting January 1, 2021. We may terminate this agreement without cause by making a payment equal to 12 months base fee and a pro rata share of any unpaid bonuses, and Ryan Ptolemy may terminate this agreement by giving us a three-month notice. In the event there is a change in control of our Company, either we or Ryan Ptolemy may terminate the appointment, and in such event we are required to make a lump sum termination payment equal to the 36 months base fee and in an amount equal to all cash bonuses paid to Ryan Ptolemy.

Iron Strike Inc.; Matthew Simpson

On February 1, 2015, we entered into a consulting agreement with Iron Strike Inc., a company controlled by Matthew Simpson, our director and Chief Executive Officer, for management services at an initial base fee of $33,333.33 per month for the first six months and base fee $54,166.67 per month after the first six months of the agreement. We may terminate this agreement without cause by making a payment equal to six months base fee, and Iron Strike Inc. may terminate this agreement by giving us a three month notice upon which we are required to make a lump sum payment equal to three months base fee. In the event there is a change in control of our Company, we may terminate the appointment, and in such event we are required to make a lump sum termination payment equal to 36 months base fee and amount equal to all cash bonuses paid to Iron Strike Inc.

J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit

On September 16, 2021, Potássio do Brasil Ltda. entered into an consulting agreement (which we refer to as the “Espeschit Consulting Agreement”) with J. Mendo Consultoria Empresarial Ltda., a company controlled Adriano Espeschit (which we refer to together as “Espeschit”), the President of Potássio do Brasil Ltda., our majority owned local subsidiary in Brazil, pursuant to which Mr. Espeschit has been appointed and serves as the President of Potássio do Brasil Ltda. and provides management services to Potássio do Brasil Ltda. on a month to month basis, in exchange for the payment by Potássio do Brasil Ltda. to Espeschit of a base fee of approximately $12,900 per month. Potássio do Brasil Ltda. may terminate the Espeschit Consulting Agreement without cause by providing Espeschit with 30 days’ notice, and Espeschit may terminate the Espeschit Consulting Agreement by providing Potássio do Brasil Ltda. with one month’s notice upon which Potássio do Brasil Ltda. are required to make a payment to Espeschit equal to one month of the base fee.

Stock Option Plan

In 2009, we adopted our Stock Option Plan (which we refer to as our “Stock Option Plan”), pursuant to which we may grant to the directors, executives, employees, and consultants of our Company or of an affiliate of our Company stock options to purchase our Common Shares.

Share Reserve

Our Stock Option Plan authorizes, and we have reserved, 8,955,500 Common Shares for issuance pursuant to exercises of stock options under our Stock Option Plan, however, the maximum number of Common Shares issuable from time to time under our Stock Option Plan is such number of Common Shares equal to 10% of the total number of Common Shares issued and outstanding as of the date of grant of a stock option award. In general, Common Shares subject to stock option awards granted under our Stock Option Plan that have not been issued because, for example, the stock option award expired without being exercised in full or the Common Shares were surrendered or retained by us in satisfaction of amounts owed with respect to the stock option award, will again become available to be subject to future stock option awards granted under our Stock Option Plan.

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Administration

Our Board of Directors administers our Stock Option Plan. Our Board of Directors has the authority to determine when stock option awards will be granted, which directors, executives, employees or consultants will receive stock option awards, and the terms of the stock option awards, including the number of Common Shares subject to each stock option award and the applicable vesting schedule, and to interpret the terms of our Stock Option Plan and the related stock option agreements.

Stock Options

Our Stock Option Plan allows for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and nonqualified stock options as defined under Section 83 of the Code. The exercise price of all stock options granted under our Stock Option Plan must be at least equal to the fair market value of our Common Shares on the date of grant. The term of a stock option may not exceed 10 years.

Following the termination of the continuous service of a recipient of a stock option award, the recipient’s stock options may be exercised, to the extent vested, for the period of time specified in the applicable stock option agreement. However, a stock option may not be exercised after the expiration of its term.

Transferability of Stock Options

Our Stock Option Plan allows for the transfer of stock option awards only by will and/or the laws of descent and distribution. Only a qualitied successor to a deceased recipient of a stock option may exercise such award within the earlier of (i) one year following the date of the death of the recipient, and (ii) the expiration date of such stock option award.

Certain Adjustments

In the event of certain changes in our capitalization, in order to prevent enlargement of the benefits or potential benefits available under our Stock Option Plan, our board of directors will make adjustments to the number of Common Shares subject to outstanding stock option awards, the exercise price of outstanding stock option awards, the number of Common Shares available for stock option awards under our Stock Option Plan, and any other terms that require adjustment, as determined by board of directors.

Changes in Control

Our Stock Option Plan provides that in the event of a change in control (as defined under our Stock Option Plan) of our Company, each outstanding stock option award will automatically vest and become exercisable.

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Plan Amendments and Termination

Our Stock Option Plan will remain in place and continue to be effective unless we terminate it. Additionally, our board of directors has the authority to amend, suspend or terminate our Stock Option Plan, provided, however, that shareholder approval is required for any such action that materially (i) modifies the requirements as to eligibility for participation in our Stock Option Plan, or (ii) increases the benefits accruing to participants under our Stock Option Plan. However, our board of directors may amend the terms of our Stock Option Plan to comply with the requirements of any applicable regulatory authority, or as a result of changes in the policies of the NYSE relating to stock options, without obtaining the approval of our shareholders. Furthermore, under our Stock Option Plan, no amendment, suspension or termination of our Stock Option Plan may alter or impair any rights or obligations under any stock option awards previously granted, without the consent of such recipient of such stock option.

Deferred Share Unit Plan

In 2015, we adopted our Deferred Share Unit Plan (which we refer to as our “Deferred Share Unit Plan”), pursuant to which we may grant to the directors, officers and employees of our Company or of an affiliate of our Company deferred share units (which we refer to as “DSUs”).

Share Reserve

The maximum number of Common Shares issuable from time to time under our Deferred Share Unit Plan is such number of Common Shares equal to 10% of the total number of Common Shares issued and outstanding as of the date of grant of a DSU award.

Administration

Our Board of Directors administer our Deferred Share Unit Plan. Our Board of Directors has the authority to determine when DSU awards will be granted, which directors, executives, employees or consultants will receive DSU awards, and the terms of the DSU awards, including the number of DSUs subject to each award and the applicable vesting schedule, and to interpret the terms of our Deferred Share Unit Plan and the related DSU agreements.

DSUs

In general, we will redeem vested DSUs held by a holder upon such holder ceasing to be a director, officer or employee of our Company, or upon the death of such holder, in exchange for a cash payment equal to the per share fair market value of our Common Share at such time multiplied by the number of vested DSUs held by such holder. Subject to the approval of our compensation committee and upon mutual agreement with the holder or the holder’s estate, we may also redeem vested DSUs in exchange for the issuance of our Common Shares from our treasury to such holder on the basis of one Common Share for each vested DSU.

DSUs vest in accordance with terms and conditions established by our compensation committee as the administrator of our Deferred Share Unit Plan.

Transferability of DSUs

Our Deferred Share Unit Plan allows for the transfer of DSUs only by will and/or the laws of descent and distribution.

Certain Adjustments

In the event that a dividend (other than a stock dividend) is declared and paid on our Common Shares, holders of DSUs will be granted additional DSUs equal to the quotient of (i) the total amount of the dividends that would have been paid to such holder if the DSUs held by such holder on the dividend record date had been outstanding Common Shares, divided by (ii) by the market value of a Common Share on the dividend payment date.

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In the event of any other certain changes in our capitalization, in order to prevent enlargement of the benefits or potential benefits available under our Deferred Share Unit Plan, our compensation committee will make adjustments to the number of Common Shares subject to outstanding DSUs, the number of Common Shares available for DSU awards under our Deferred Share Unit Plan, and any other terms that require adjustment, as determined by our compensation committee.

Changes in Control

Our Deferred Share Unit Plan provides that in the event of a change in control (as defined under our Deferred Share Unit Plan) of our Company, each outstanding DSU will automatically vest and become redeemable.

Plan Amendments and Termination

Our Deferred Share Unit Plan will remain in place and continue to be effective unless we terminate it. Additionally, our compensation committee has the authority to amend, modify and change the provisions of our Deferred Share Unit Plan, provided, however, that any action that will (i) materially increase the benefits under our Deferred Share Unit Plan, (ii) materially modify the requirements as to eligibility for participation in our Deferred Share Unit Plan, or (ii) terminate our Deferred Share Unit Plan, will require the approval of our board of directors.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Shares, as of April 29, 2022, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all of our directors and executive officers as a group. As of April 29, 2022, there were 139,243,159 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to convertible securities, options, warrants and other rights which are currently exercisable or which may become exercisable within 60 days of the date hereof, are deemed outstanding and beneficially owned by the person holding such convertible securities, options, warrants or other rights for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

The percentages below are based on fully diluted Common Shares as of the date of this Annual Report. Unless otherwise indicated in the footnotes below, the business address of each person listed is c/o 198 Davenport Road, Toronto, Ontario Canada M5R 1J2.

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Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Directors and Officers:
Stan Bharti(2)	17,368,438 Common Shares	12.47%
Camel Daniele(3) (4)	42,438,833 Common Shares	30.48%
Andrew Pullar(5)	29,710,912 Common Shares	21.34%
All of our executive officers and directors as a group (10 persons)	94,555,536 Common Shares	67.91%
Greater than 10% Stockholders:
Stan Bharti(2)	17,368,438 Common Shares	12.47%
CD Capital Natural Resources BPC LP (3) (4)	42,438,833 Common Shares	30.48%
Sentient(5)	29,710,912 Common Shares	21.34%

(1)	This Annual Report does not contemplate that any of our current listed shareholders will acquire any additional Common Shares as part of our Regulation A Offering.

(2)

The 17,368,438 Common Shares represent 16,328,438 Common Shares held directly by Forbes & Manhattan (Barbados) Inc., of which Mr. Bharti is executive chairman, 12,500 Common Shares held directly by  Mr. Bharti, and 1,040,000 Common Shares issuable upon the exercise of stock options held directly by  Mr. Bharti. Mr. Stan Bharti has voting and investment power over the Common Shares held by Forbes & Manhattan (Barbados) Inc.  Mr. Bharti disclaims beneficial ownership of the Common Shares held by Forbes & Manhattan (Barbados) Inc., except for any pecuniary interests therein.  The address of Mr. Bharti is 65 Binscarth Road, Toronto, Ontario Canada, M4W 1Y8. The address of Forbes & Manhattan (Barbados) Inc. is Lower Collymore Road, Bridgetown, Barbados.

(3)

Mr. Stan Bharti and Ms. Carmel Daniele have entered into a voting agreement that provides that Ms. Daniele has a proxy to vote, in her sole discretion, the 16,328,438 Common Shares held directly by Mr. Bharti and Forbes & Manhattan (Barbados) Inc., with respect to preemptive rights, tag-along rights, and resolutions related to an initial public offering of our Common Shares.

(4)

The 42,438,833 Common Shares represent 42,201,333 Common Shares held directly by CD Capital Natural Resources BPC LP (which we refer to as “CD Capital”), of which Ms. Carmel Daniele is the founder and Chief Investment Officer, 137,500 Common Shares held directly by Ms. Daniele, and 100,000 Common Shares issuable upon the exercise of stock options held directly by CD Capital. Accordingly, Ms. Daniele has voting and investment power over the Common Shares held by CD Capital. Ms. Daniele disclaims beneficial ownership of the Common Shares held by CD Capital, except for any pecuniary interests therein. The address of each of Ms. Daniele and CD Capital is 20 Genesis Close, Georgetown, Cayman Islands.

Ms. Carmel Daniele’s beneficial ownership of the Common Shares as reflected in the table above excludes the 16,328,438 Common Shares held directly by Mr. Bharti and Forbes & Manhattan (Barbados) Inc., for which she has such voting rights as described in footnote (3) above.

(5)

The 29,710,912 Common Shares represent 15,455,495 Common Shares held directly by Sentient Executive GP III, Ltd., 14,055,417 Common Shares held directly by Sentient Executive GP IV, Ltd. (which we refer to together with Sentient Executive GP III, Ltd. as “Sentient”), and 200,000 Common Shares issuable upon the exercise of stock options held directly by Sentient Executive GP III, Ltd. Mr. Andrew Pullar is a principal of each of Sentient Executive GP III, Ltd. and Sentient Executive GP IV, Ltd., and, as such, Mr. Pullar has voting and investments power over the Common shares held by Sentient. Mr. Pullar disclaims beneficial ownership of the Common Shares held by Sentient, except for any pecuniary interests therein. The address of each of Mr. Pullar and Sentient is 64 Earth Close, West Bay Beach South, Grand Cayman, Cayman Islands.

21

Item 5.	Interest of Management and Others in Certain Transactions

Transactions with Related Persons

Except as described below and except for the consulting arrangements with our officers which are described above under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers—Consulting Agreement”, the stock option plan which is described above under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers—Stock Option Plan”, and the deferred share unit plan which is described above under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers—Deferred Share Unit Plan”, in the last two fiscal years and in the current fiscal year, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the total assets at year-end for the last two completed fiscal years, and any of our directors, executive officers, holders of more than 10% of our common stock, or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

Loans from Related Parties

Loan Agreement with Sentient

On October 29, 2019, we entered into a loan agreement with Sentient Global Resource Fund IV LP, (which we refer to as “Sentient”), of which Andrew Pullar (a director on our board of directors) is a principal. Pursuant to the terms of the loan agreement with Sentient (which we refer to as the “Sentient Loan”), we borrowed from Sentient $1,000,000 at an interest rate of 30% per annum and an initial repayment date of April 29, 2020. We also incurred a setup fee of $200,000 to accounts payable and accrued liabilities, in connection with the Sentient Loan. On April 29, 2020, the parties extended the repayment date of the Sentient Loan to July 31, 2020, and we incurred an extension fee of $50,000 in connection therewith. On September 30, 2021, we entered into an amended and restated loan agreement with Sentient, pursuant to which the principal and accrued interest due and payable under the Sentient Loan, along with the cumulative setup and the extension fees of $250,000, totaling $1,599,794, was capitalized to the loan balance as of September 30, 2021, and the repayment date was extended to June 30, 2022. The amended Sentient Loan accrued interest at a rate of 12%. On November 30, 2021, we repaid in full the Sentient Loan, including all principal, accrued interest, and fees due and payable. For additional information regarding the Sentient Loan, see “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings—Loan Agreement with Sentient”.

Loan Agreements with Aberdeen

On July 2, 2020, we entered into a loan agreement (which we refer to as the “Initial Aberdeen Loan Agreement”) with Aberdeen International Inc. (which we refer to as “Aberdeen”) at which Stan Bharti (our Executive Chairman) is its executive chairman, and Ryan Ptolemy (our Chief Financial Officer) is its chief financial officer. Pursuant to the terms of the Initial Aberdeen Loan Agreement, we borrowed from Aberdeen $100,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of January 2, 2021. During 2020, we borrowed from Aberdeen an additional $348,000 under the Initial Aberdeen Loan Agreement on the same terms as the initial loan. On February 9, 2021, the parties extended the maturity date under the Initial Aberdeen Loan Agreement to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date under the Initial Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full all of the loans under Initial Aberdeen Loan Agreement, including all principal and accrued interest due and payable.

On April 1, 2021, we entered into a second loan agreement with Aberdeen (which we refer to as the “Second Aberdeen Loan Agreement), pursuant to which we borrowed from Aberdeen $200,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30, 2021, the parties extended the maturity date under the Second Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Second Aberdeen Loan Agreement, including all principal and accrued interest due and payable.

On August 4, 2021, we entered into a third loan agreement with Aberdeen (which we refer to as the “Third Aberdeen Loan Agreement), pursuant to which we borrowed from Aberdeen $149,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30, 2021, the parties extended the maturity date under the Third Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Third Aberdeen Loan Agreement, including all principal and accrued interest due and payable.

For additional information regarding the Initial Aberdeen Loan Agreement and the Second Aberdeen Loan Agreement, see “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings—Loan Agreements with Aberdeen”.

22

Loan Agreement with Sulliden

On October 22, 2020, we entered into a loan agreement with Sulliden Mining Capital Inc. (which we refer to as “Sulliden”), at which at which Stan Bharti (our Executive Chairman) is its interim chief executive officer and a director on its board of directors, and Ryan Ptolemy (our Chief Financial Officer) is its chief financial officer. Pursuant to the terms of the loan agreement with Sulliden, we borrowed from Sulliden $70,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 21, 2020 (which we refer to as the “Sulliden Loan”). On February 10, 2021, the parties extended the maturity date of the Sulliden Loan to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date of the Sulliden Loan to June 30, 2022. On November 29, 2021, we repaid in full the Sulliden Loan, including all principal and accrued interest due and payable. For additional information regarding the Sulliden Loan, see “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings—Loan Agreement with Sulliden”.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

Item 6.	Other Information

None.

Item 7.	Financial Statements

23

Index to Financial Statements

Financial Statements of BRAZIL POTASH CORP.

Audited Financial Statements as of, and for the Years Ended, December 31, 2021 and 2020

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors Shareholders of Brazil Potash Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Brazil Potash Corp. and its subsidiary (the “Company”) as of December 31, 2021, and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021, and the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred an accumulated deficit and recurring net losses which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The consolidated financial statements for the year ended December 31, 2020 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on April 30, 2021.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Chartered Professional Accountants Licensed Public Accountants
We have served as the Company’s auditor since 2021 Mississauga, Canada May 2, 2022

F-2

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Brazil Potash Corporation

We have audited the accompanying consolidated financial statements of Brazil Potash Corporation and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2020, and the related consolidated statement of loss and other comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brazil Potash Corporation and its subsidiaries as of December 31, 2020, and their consolidated financial performance and their consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses, has an accumulated deficit and a working capital deficiency, overdue loans and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

April 30, 2021

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

F-3

Brazil Potash Corp.
Consolidated Statements of Financial Position
(Expressed in U.S. dollars)

As at:	December 31, 2021	December 31, 2020

ASSETS

Current
Cash and cash equivalents (Note 6)	$15,144,419	$72,438
Amounts receivable (Note 7)	2,616,544	518,670
Prepaid expenses (Note 8)	99,566	46,603
Total current assets	17,860,529	637,711

Non-current
Property and equipment (Note 9)	866,961	927,574
Exploration and evaluation assets (Note 10)	112,188,359	114,893,005
Total assets	$130,915,849	$116,458,290

LIABILITIES

Current
Trade payables and accrued liabilities (Note 11, 19)	$2,005,960	$8,081,091
Loans payable (Note 12)	-	1,773,661

Total current liabilities	2,005,960	9,854,752

Non-current
Long term portion of land fee installment payable (Note 11)	-	11,966
Deferred income tax liability (Note 5)	1,617,383	1,640,003
Total liabilities	3,623,343	11,506,721

Equity

Share capital (Note 13)	227,154,731	197,304,457
Share-based payments reserve (Note 14)	43,023,258	43,259,413
Warrants reserve (Note 15)	604,000	23,715,254
Accumulated other comprehensive loss	(74,213,425)	(70,082,409)
Deficit	(69,276,058)	(89,245,146)
Total equity	127,292,506	104,951,569
Total liabilities and equity	$130,915,849	$116,458,290

Reporting entity and going concern (Note 1)

Commitments & contingencies (Note 20)

Subsequent events (Note 21)

Approved by the Board of Directors on May 2, 2022

“STAN BHARTI”, Director

“ANDREW PULLAR”, Director

See accompanying notes to the consolidated financial statements.

F-4

Brazil Potash Corp.

Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Expenses
Consulting and management fees (Note 19)	$2,023,284	$2,088,825
Professional fees	644,117	388,201
Share-based compensation (Note 14, 19)	357,189	7,756,991
Travel expenses	231,821	42,414
General office expenses	148,715	139,091
Foreign exchange loss	68,243	111,761
Communications and promotions	62,528	377,150

Operating Loss	3,535,897	10,904,433

Finance costs (Note 12)	405,249	201,185
Finance income	(5,056)	(2,496)
Loss for the year before income taxes	3,936,090	11,103,122
Income taxes (Note 5)	93,276	131,661
Loss for the year after income taxes	$4,029,366	$11,234,783

Other comprehensive loss:
Items that subsequently may be reclassified into net income:
Foreign currency translation	4,131,016	16,880,716
Total comprehensive loss for the year	$8,160,382	$28,115,499

Basic and diluted loss per share	$0.03	$0.09
Weighted average number of common shares outstanding - basic and diluted (Note 16)	131,176,764	129,918,444

See accompanying notes to the consolidated financial statements.

F-5

Brazil Potash Corp.

Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars)

				Share-based payments	Accumulated Other Comprehensive	Accumulated	Shareholders'
	Common Shares		Warrants	reserve	Loss	Deficit	Equity
	#	$	$	$	$	$	$
Balance, December 31, 2019	129,294,334	194,116,957	23,715,254	38,342,655	(53,201,693)	(79,511,775)	123,461,398

Deferred share units	-	-	-	1,196,546	-	-	1,196,546
DSU exercise	850,000	3,187,500	-	(3,187,500)	-	-	-
Option extension (Note 14)	-	-	-	8,409,124	-	-	8,409,124
Option expiry (Note 14)	-	-	-	(1,501,412)	-	1,501,412	-
Net loss and comprehensive loss for the year	-	-	-	-	(16,880,716)	(11,234,783)	(28,115,499)

Balance, December 31, 2020	130,144,334	197,304,457	23,715,254	43,259,413	(70,082,409)	(89,245,146)	104,951,569

Balance, December 31, 2020	130,144,334	197,304,457	23,715,254	43,259,413	(70,082,409)	(89,245,146)	104,951,569

Deferred share units (Note 14)	-	-	-	651,045	-	-	651,045
Reg A Offering (Note 13)	8,248,220	32,992,880	-	-	-	-	32,992,880
Share issuance costs (Note 13)	-	(3,142,606)	-	-	-	-	(3,142,606)
Option expiry (Note 14)	-	-	-	(887,200)	-	887,200	-
Warrant Expiry (Note 15)	-	-	(23,111,254)	-	-	23,111,254	-
Net loss and comprehensive loss for the year	-	-	-	-	(4,131,016)	(4,029,366)	(8,160,382)
Balance, December 31, 2021	138,392,554	227,154,731	604,000	43,023,258	(74,213,425)	(69,276,058)	127,292,506

See accompanying notes to the consolidated financial statements.

F-6

Brazil Potash Corp.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Year ended	Year ended
	December 31, 2021 $	December 31, 2020 $
CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the year before taxes	(3,936,090)	(11,103,122)
Adjustment for:
Finance Income	(5,056)	(2,496)
Finance costs (Note 12)	405,249	201,185
Share-based compensation (Note 14)	357,189	7,756,991

	(3,178,708)	(3,147,442)
Change in amounts receivable	(539,404)	(178,480)
Change in prepaid expenses	(54,193)	(4,221)
Change in trade payables and accrued liabilities	(5,836,694)	2,623,362

Net cash used in operating activities	(9,608,999)	(706,781)

CASH FLOWS FROM
FINANCING ACTIVITIES
Proceeds from Reg A offering, net of share issue costs	28,291,734	-
Loan proceeds (Note 12)	814,603	628,000
Loan repayment (Note 12)	(3,228,687)	-
Net cash from financing activities	25,877,650	628,000

CASH FLOWS FROM
INVESTING ACTIVITIES
Acquisition of property and equipment	(4,664)	-
Exploration and evaluation assets	(1,164,584)	(1,092,933)
Decrease in restricted cash	-	15,537
Finance income	5,056	2,496
Net cash used in investing activities	(1,164,192)	(1,074,900)

Effect of exchange rate changes on cash and cash equivalents	(32,478)	(133,891)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	15,071,981	(1,287,572)

CASH AND CASH EQUIVALENTS, beginning of year	72,438	1,360,010

CASH AND CASH EQUIVALENTS, end of year	15,144,419	72,438

SUPPLEMENTAL INFORMATION:
Amortization of assets capitalized to exploration and evaluation assets	1,366	5,647
Share-based compensation included in exploration and evaluation assets	293,856	1,848,697
Receivable on Reg A offering	1,558,540	-

See accompanying notes to the consolidated financial statements.

F-7

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1. Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	December 31, 2021	December 31, 2020
Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (LP) for the Autazes potash project in Brazil from the Amazonas Environmental Protection Institute (IPAAM) in July 2015 based on submission of a full Environmental and Social Impact Assessment completed by the Company in January 2015. Prior to receiving the LP, the Company and its consultant Golder Associates Ltd. (“Golder”) conducted several rounds of indigenous consultations and despite this work, the Brazil Federal Public Ministry (MPF) opened a civil investigation on the Company’s LP based on a motion from a non-governmental organization. The MPF commenced legal proceedings questioning the validity of the Company’s LP. The result of the legal proceedings brought by the MPF is that the Company voluntarily agreed to temporarily suspend its LP and to conduct additional indigenous consultations with local communities in accordance with International Labour Organization (ILO 169) given Brazil is a signatory to this international convention.

There are two major steps that need to be followed in these consultations. The first is indigenous people need to determine the means and who within their tribes will be involved in consultations. This first step has been completed. The second is the actual consultation process which was scheduled to start in March 2020 but is currently on hold due to the outbreak of COVID-19. Following the first round of indigenous consultations a judge may authorize the Company’s indigenous impact study to be submitted for review and reinstate the LP.

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

F-8

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1. Reporting entity and going concern (continued)

Going Concern

The preparation of the consolidated financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company's projects.

The Company incurred a loss of $4,029,366 for year ended December 31, 2021 ($11,234,783 for the year ended December 31, 2020) and as at December 31, 2021 had an accumulated deficit of $69,276,058 (December 31, 2020 - $89,245,146) and working capital of $15,854,569 as at December 31, 2021 (including cash of $15,144,419) (December 31, 2020 – working capital deficiency of $9,217,041 (including cash of $72,438)).

The Company also has $nil in loans payable with third and related parties as of December 31, 2021 (December 31, 2020 – $1,773,661) which are classified as short-term liabilities.

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and currently past due debt obligations. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and on June 15, 2020, July 2, 2020, October 22, 2020, April 1, 2021, May 5, 2021 and August 4, 2021, the Company entered into a loan agreements to fund operating expenses (see Note 12) and during the year ended December 31, 2021 completed Tier 2 offerings pursuant to Regulation A (Regulation A+) under the Securities Act of 1933 (see Note 13).

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the consolidated financial statements of the Company on the going concern basis.

F-9

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of preparation

a)	Statement of compliance:

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors on May 2, 2022.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, unless otherwise disclosed.

c)	Functional and presentation currency:

Based on the economic substance of the underlying business transactions and circumstances relevant to the parent, the functional currency of the Company has been determined to be the U.S. dollar, with its subsidiary determining its own functional currency based on its own circumstances. The functional currency of Potássio do Brasil Ltda. has been determined to be the Brazilian Real. The Company’s presentation currency is the United States Dollar.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

a)	Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiary, Potássio do Brasil Ltda., in Brazil as at December 31, 2021.

The Company’s subsidiary is fully consolidated from the date of acquisition or incorporation, being the date on which the Company obtained control, and continues to be consolidated until the date that such control ceases. These consolidated financial statements comprise results for the years ended December 31, 2021 and 2020.

The financial statements of the subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

F-10

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)

b)	Foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange at the consolidated statements of financial position date. All differences are taken to profit or loss.

For presentation of Company’s consolidated financial statements, if the functional currency of the Company or its subsidiary is different than U.S. dollars as at the reporting date, the assets and liabilities are translated into U.S. dollars at the rate ruling at the statements of financial position date and the income and expenses are translated using the average exchange rate for the period. The foreign exchange differences arising are recorded in the cumulative translation account in other comprehensive income. On disposal of a foreign entity the deferred cumulative amount recognized in equity relating to the particular operation is recognized in the consolidated statements of loss and comprehensive loss.

c)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short‑term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

d)	Property and equipment

(i)	Recognition and measurement

Items of equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Depreciation

Depreciation calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

The estimated lives for the current period are as follows:

•	Vehicle	5 years
•	Office equipment	5 years
•	Furniture and fixtures	10 years

The Company’s land is carried at cost.

When events or changes in the economic environment indicate a risk of impairment to property and equipment, an impairment test is performed to determine whether the carrying amount of the asset or group of assets under consideration exceeds its or their recoverable amount. Recoverable amount is defined as the higher of an asset’s fair value (less costs of disposal) and its value in use. Value in use is equal to the present value of future cash flows expected to be derived from the use and sale of the asset.

e)	Exploration and evaluation assets

Costs incurred prior to obtaining the appropriate license are expensed in the period in which they are incurred.

F-11

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)

e)	Exploration and evaluation assets (continued)

Exploration and evaluation expenditures comprise costs of initial search for mineral deposits and performing a detailed assessment of deposits that have been identified as having economic potential. The cost of exploration properties and leases, which include the cost of acquiring prospective properties and exploration rights, including interest, and costs incurred in exploration and evaluation activities, are capitalized as assets as part of exploration and evaluation assets. Exploration and evaluation costs are capitalized as an asset until technical feasibility and commercial viability of extraction of reserves are demonstrable, then the capitalized exploration costs are reclassified to property, plant and equipment. Exploration and evaluation costs include an allocation of administration and salary costs as determined by management.

Depreciation on equipment used in exploration and evaluation is charged to exploration and evaluation assets.

Prior to reclassification to property and equipment, exploration and evaluation assets are assessed for impairment and any impairment loss recognized immediately in profit or loss.

Impairment of exploration and evaluation assets:

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. The Company reviews and tests for impairment on an ongoing basis and specifically if the following occurs:

(i)	the period for which the Company has a right to explore in the specific area has expired or is expected to expire;
(ii)	the exploration and evaluation has not led to the discovery of economic reserves;
(iii)	the development of the reserves is not economically or commercially viable; and
(iv)	the exploration is located in an area that has become politically unstable.

No amortization is charged during the exploration and evaluation phase.

f)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. The Company’s financial assets include cash and cash equivalents, and amounts receivable, excluding HST receivable. The Company’s financial liabilities include trade payables and accrued liabilities, loans payable and the land fee installment payable.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below:

F-12

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)

f)	Financial instruments (continued)

Financial assets at fair value through profit or loss (“FVPL”) – cash and cash equivalents are classified as financial assets at FVPL and are measured at fair value. Cash and cash equivalents comprise cash at banks and on hand with original maturity of three months or less and are readily convertible to specified amounts of cash.

Amortized cost – Amounts receivable, excluding HST receivable, are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income (“FVOCI”) – Financial assets designated as financial assets at fair value through other comprehensive income on initial recognition are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income. The Company does not have any financial assets measured at fair value through other comprehensive income.

Non-derivative financial liabilities – Trade payables and accrued liabilities, loans payable and the land fee installment payable are accounted for at amortized cost, using the effective interest rate method.

g)	Provisions

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) as a result of a past event, and (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

h)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiary and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

F-13

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)

h)	Income taxes (continued)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

i)	Share-based payments

The Company records compensation cost associated with equity-settled share-based awards based on the fair value of the equity instrument at the date of grant. The fair value of stock options and warrants is determined using the Black-Scholes option pricing model. The fair value of DSUs is measured at the market value of the underlying shares, as estimated by management, on the date of grant. The compensation expense is recognized on a straight-line basis over the vesting period, if any, based on the estimate of equity instruments expected to vest. The estimate of options and DSUs expected to vest is revised at the end of each reporting period. When options or warrants are exercised, the proceeds received, together with any related amount in contributed surplus, is credited to share capital.

j)	Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2022. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 1 – In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 8 – In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022.

F-14

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)

j)	Recent accounting pronouncements not yet adopted (continued)

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

4.	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from those estimates.

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below:

(i)	Impairment of exploration and evaluation expenditures:

The carrying values of capitalized amounts are reviewed when indicators of impairment are present. If it is determined that capitalized exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.

The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions. If a project does not prove viable, all unrecoverable costs associated with the project net of any related existing impairment provisions are written off.

F-15

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.	Use of estimates and judgments (continued):

(ii)	Contingencies:

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

(iii)	Fair value of stock-based compensation and warrants:

In determining the fair value of stock-based compensation and warrants, option pricing models are used that require management to make estimates and assumptions regarding the expected life and market price of its equity instruments, volatility, share price and risk-free interest rates.

(iv)	Going concern:

As is common with exploration companies, the Company's ability to continue its on-going and planned exploration activities and continue operations as a going concern, is dependent upon the recoverability of costs incurred to date on mineral properties, the existence of economically recoverable reserves, and the ability to obtain necessary equity financing from time to time. The factors considered by management are disclosed in Note 1.

5.	Income taxes

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2020 – 26.5%):

	December 31, 2021	December 31, 2020
Loss before income tax	$3,936,090	$11,103,122
Canadian Statutory Tax Rate	26.5%	26.5%
Expected tax recovery	$(1,043,064)	$(2,942,327)

Expenses not deductible	94,655	2,055,603
Foreign tax rate deferential	3,376	181
Change in tax benefit not recognized	1,038,309	1,018,204

Total	$93,276	$131,661

The components of tax expense included in the determination of the loss for the year are as follows:

	December 31, 2021	December 31, 2020
Current tax expense	$-	$-
Deferred tax expense	93,276	131,661
Total	$93,276	$131,661

The following table reflects the change in deferred income tax liability at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Balance, beginning of year	$1,640,003	$1,945,723
Deferred income tax expense	93,276	131,661
Foreign currency translation	(115,896)	(437,381)
Balance, end of year	$1,617,383	$1,640,003

F-16

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

5.	Income taxes (continued)

The following table summarizes the components of deferred income tax:

	December 31, 2021	December 31, 2020

Exploration and evaluation assets	$2,312,310	$2,344,844
Loss carryforwards	(694,927)	(704,841)

Deferred tax liabilities, net	$1,617,383	$1,640,003

As at December 31, 2021, deferred tax assets for the carry forward of certain unused tax losses and unused tax credits have not been recognized as it is not probable that taxable income will be available against which the unused tax losses and credits can be utilized. Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

Canada	December 31, 2021	December 31, 2020
Non-capital losses	$59,682,000	$55,414,000
Deductible temporary differences	3,308,606	166,000

Brazil	December 31, 2021	December 31, 2020
Non-capital losses	$3,905,608	$3,851,123

Brazilian tax losses carried forward can only be applied, in any year, in an amount up to 30% of taxable income for that year. Tax losses in Canada can be carried forward to reduce taxable income in future years. The losses are scheduled to expire as follows:

Year of Expiry	Amount
2041	$4,268,000
2040	3,355,000
2039	4,681,000
2038	3,843,000
2037	4,804,000
2036	6,207,000
2035	8,182,000
2034	8,041,000
2033	4,762,000
2032	2,950,000
2031	3,127,000
2030	2,891,000
2029	2,571,000
$59,682,000

F-17

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

6.	Cash and cash equivalents

Cash and equivalents
	2021	2020

Cash at banks	$14,971,250	$68,120
Short-term deposits	173,169	4,318

	$15,144,419	$72,438

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are invested in certificate deposits at interbank rates with no fixed term of deposit.

7.	Amounts receivable

Amounts receivable
	2021	2020

HST/GST receivable	$1,055,941	$518,670
Other receivables	1,560,603	-
	$2,616,544	$518,670

Other receivables consist of amounts receivable on the Company’s Reg A financings (see Note 13), all of which was collected subsequent to year end. No allowance is required to be taken.

8.	Prepaid expenses

	2021	2020

Prepaid insurance	$56,373	$34,917
Refundable deposits	-	11,686
Other	43,193	-
	$99,566	$46,603

F-18

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

9.	Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total

Cost:

At January 1, 2021	$49,225	$68,805	$11,805	$920,117	$1,049,952
Additions	-	4,664	-	-	4,664
Effect of foreign exchange	(3,386)	(4,887)	(773)	(63,288)	(72,334)

At December 31, 2021	$45,839	$68,582	$11,032	$856,829	$982,282

Depreciation:

At January 1, 2021	$48,901	$64,244	$9,233	$-	$122,378
Effect of foreign exchange	(3,363)	(4,449)	(611)	-	(8,423)
Depreciation charge for the year	-	932	434	-	1,366

At December 31, 2021	$45,538	$60,727	$9,056	$-	$115,321

Net book value:
At December 31, 2021	$301	$7,855	$1,976	$856,829	$866,961
At January 1, 2021	$324	$4,561	$2,572	$920,117	$927,574

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:

At January 1, 2020	$63,458	$88,699	$15,056	$1,186,150	$1,353,363
Effect of foreign exchange	(14,233)	(19,894)	(3,251)	(266,033)	(303,411)

At December 31, 2020	$49,225	$68,805	$11,805	$920,117	$1,049,952

Depreciation:

At January 1, 2020	$60,867	$78,633	$10,875	$-	$150,375
Effect of foreign exchange	(13,663)	(17,662)	(2,319)	-	(33,644)
Depreciation charge for the year	1,697	3,273	677	-	5,647

At December 31, 2020	$48,901	$64,244	$9,233	$-	$122,378

Net book value:
At December 31, 2020	$324	$4,561	$2,572	$920,117	$927,574
At January 1, 2020	$2,591	$10,066	$4,181	$1,186,150	$1,202,988

F-19

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

10.	Exploration and evaluation assets

Expenditures:	Year ended December 31, 2021	Year ended December 31, 2020

Balance, beginning of year	$114,893,005	$128,996,822

Additions:
Mineral rights and land fees	17,362	9,882
Additions to exploration and evaluation assets	1,148,588	1,088,698
Share-based compensation (Note 14)	293,856	1,848,679
Effect of foreign exchange	(4,164,452)	(17,051,076)

Balance, end of year	$112,188,359	$114,893,005

11.	Trade payables and accrued liabilities

	December 31, 2021	December 31, 2020

Trade payables	$1,022,440	$5,917,912
Accruals	972,377	2,019,585
Current portion of land fee installments	11,143	143,594

Current	$2,005,960	$8,081,091

Long-term portion of land fee installments	$-	$11,966

Included in trade payables and accruals are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 19).

During the year ended December 31, 2017, the Company entered into an installment program with the National Mining Agency (“ANM”) for the payment of its mineral rights and land fees. The installment program allows for the payment of outstanding land fees on a monthly basis over a period of five years. Each installment is charged interest at the rate posted by the Special Settlement and Custody System (“SELIC”) until the month prior to payment plus 1% in the month of payment. Any monthly installments not paid by the due date will incur additional fines of 0.33% per day up to a maximum of 20%. Failure to pay two consecutive monthly installments will result in the cancellation of the instalment plan. As at December 31, 2021, the balance owing on the installment plan was $11,143 (R$62,177), included in current portion of land fee installments in the table above, which approximates the present value of the expected payments.

F-20

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Loans payable

	Sentient	2227929 Ontario Inc.	Aberdeen	Sulliden	Greenway	Newdene	Total
Balance, December 31, 2019	$1,000,000	$-	$-	$-	$-	$-	$1,000,000

Draw downs		110,000	448,000	70,000	-	-	628,000
Interest and financing fees	125,410	5,622	13,012	1,617	-	-	145,661

Balance, December 31, 2020	$1,125,410	$115,622	$461,012	$71,617	$-	$-	$1,773,661

Draw downs		160,000	381,000	-	138,603	135,000	814,603
Interest and financing fees	256,467	29,363	74,036	8,053	12,771	9,232	389,922
Extension fee transferred from accounts payable[1]	250,000	-	-	-	-	-	250,000
Payments	(1,631,877)	(304,985)	(916,048)	(79,670)	(151,875)	(144,232)	(3,228,687)
Effect of foreign exchange	-	-	-	-	501	-	501

Balance, December 31, 2021	$-	$-	$-	$-	$-	$-	$-

1. The extension fees were accrued during the years ended December 31, 2020 and 2019 and transferred from accounts payable and accrued liabilities to the loan balance on September 30, 2021. See below.

On October 29, 2019, Brazil Potash entered into a loan agreement with Sentient Global Resource Fund IV LP, (“Sentient”). Pursuant to the terms of the loan agreement (the “Loan”), Sentient agreed to lend the Company $1,000,000 at an interest rate of 30% per annum and an initial repayment date of April 29, 2020. The Company also accrued a setup fee of $200,000 to accounts payable and accrued liabilities, in connection with the loan. On April 29, 2020, the Company accrued an extension fee of $50,000 to accounts payable and accrued liabilities, to extend the due date on the loan to July 31, 2020. The Company began accruing interest on the loan on August 1, 2020. On September 30, 2021, the Company entered into an amended and restated loan agreement with Sentient (the “Amended Loan”). Under the terms of the Amended Loan, the principal and accrued interest due and payable under the original loan along with the extension fees of $250,000, previously included in accounts payable and accrued liabilities, totaling $1,599,794, was capitalized to the loan balance at September 30, 2021. The Amended Loan accrued interest at a rate of 12%. The principal and accrued interest was due and payable no later than June 30, 2022. The Amended Loan included restrictive covenants which restricted the Company from incurring any other indebtedness with a maturity earlier than June 30, 2022 or making any payments of interest, fees or principal under any loan agreements entered into on or after September 30, 2021 until the Amended Loan is paid in full. On November 30, 2021, the Company repaid the balance of the loan, including interest accrued. A director of the Company is a principal at Sentient.

On June 15, 2020, the Company entered into a loan agreement with 2227929 Ontario Inc. (“2227929”) Pursuant to the terms of the loan agreement, 2227929 agreed to lend the Company $40,000 at an interest rate of 12% per annum. On December 17, 2020 and during the year ended December 31, 2021, the Company drew down an additional amounts of $70,000 and $160,000, respectively, on the loan. Interest and principal were due and payable three months from the date of the agreement. On September 15, 2020, the loan was further extended three months under the same terms. On December 15, 2020, the loan was extended to July 31, 2021 and on September 30, 2021 the loan was further extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan including interest accrued.

F-21

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Loans payable (continued)

On July 2, 2020, the Company entered into a loan agreement with Aberdeen International Inc. (“Aberdeen”) Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $100,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before January 2, 2021. During the year ended December 31, 2020, Aberdeen advanced an additional $348,000 to the Company under the same terms. On January 15, 2021, the Company drew down an additional $32,000. On February 9, 2021, the loans were extended to July 31, 2021. On September 30, 2021, the loan was further extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued. Stan Bharti (a director of the Company) is a director and officer of Aberdeen and Ryan Ptolemy (an officer of the Company), is an officer of Aberdeen.

On April 1, 2021 and August 4, 2021, the Company entered into an additional loan agreements with Aberdeen with a maturity date of December 31, 2021. Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $200,000 and $149,000 at an interest rate of 12% per annum. On September 30, 2021, the loans were extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued.

On October 22, 2020, the Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden”). Pursuant to the terms of the loan agreement, Sulliden agreed to lend the Company $70,000 at an interest rate of 12% per annum. Interest and principal were due and payable on or before December 21, 2020. On February 10, 2021, Sulliden agreed to extend the maturity date of the loan to July 31, 2021. On July 31, 2021, the maturity date of the loan was extended to December 31, 2021 and on September 30, 2021 the loan was further extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued. Stan Bharti (a director of the Company) is a director and officer of Sulliden and Ryan Ptolemy (an officer of the Company), is an officer of Sulliden.

On February 26, 2021, the Company entered into a loan agreement with Greenway Investments International Ltd. (“Greenway”). Pursuant to the terms of the loan agreement, Greenway agreed to lend the Company CAD$175,000 ($138,603), at an interest rate of 12% per annum. Interest and principal are due and payable on or before September 1, 2021. On September 30, 2021, the loan was extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued.

On May 5, 2021, the Company entered into a loan agreement with Newdene Gold Inc. (“Newdene”). Pursuant to the terms of the loan agreement, Newdene agreed to lend the Company $135,000, at an interest rate of 12% per annum. Interest and principal are due and payable on or before December 31, 2021. On September 30, 2021, the loan was extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued.

F-22

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

13.	Share capital

(a) Authorized

Unlimited number of common shares without par value.

(b) Issued

	Year ended		Year ended
	December 31, 2021		December 31, 2020
	Number of	Stated	Number of	Stated
	shares	Value	shares	Value

Common shares

Balance, beginning of year	130,144,334	197,304,457	129,294,334	194,116,957

Reg A offering, net of issue costs	8,248,220	29,850,274	-	-
DSU exercise	-	-	850,000	3,187,500

Balance, end of year	138,392,554	227,154,731	130,144,334	197,304,457

On April 7, 2020, 850,000 DSUs were exercised with a weighted average grant date fair value of $3.75 and a total fair value of $3,187,500. See Note 14.

On May 19, October 18, November 2, November 25 and December 20, 2021, the Company closed Tier 2 offerings pursuant to Regulation A (Regulation A+) (“Reg A Offering”) issuing 8,248,220 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $32,992,880. The Company paid share issue costs of $3,142,606 in connection with the offerings.

14.	Share-based payments

The continuity of share-based payments reserve activity during the year was as follows:

	Year ended December 31, 2021	Year ended December 31, 2020

Balance, beginning of the year	$43,259,413	$38,342,655

Option extension	-	8,409,124
Expired options	(887,200)	(1,501,412)
Vesting of DSUs	651,045	1,196,546
DSUs exercised	-	(3,187,500)

Balance, end of the year	$43,023,258	$43,259,413

F-23

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Share-based payments (continued)

(a)	Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company's issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

-	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;

-	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and

-

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Share option transactions continuity during the year were as follows (in number of options):

	Year ended December 31, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance, beginning of year	7,945,500	$2.02	8,690,500	$2.02
Expired	(400,000)	3.13	(745,000)	2.36

Balance, end of year	7,545,500	$1.96	7,945,500	$2.02

There were no options granted during the years ended December 31, 2021 or 2020.

F-24

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Share-based payments (continued)

(a)	Option plan (continued):

On July 20, 2020, the Company extended the expiry dates of options held by current directors, officers, employees and consultants such that 2,905,000 options with exercise prices of $1.00 per share and expiring on September 23, 2020, 1,148,000 options with exercise prices of $2.50 and expiring on July 22, 2020 and 3,242,500 options with exercise prices of $2.50 per share and expiring September 23, 2020 would expire on July 22, 2025. The weighted average incremental fair value of the options of $1.15 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $3.75, expected dividend yield of 0%, expected volatility between 51.6% and 147.2% based on the historic volatility of comparable companies, risk-free interest rate of 0.34% and an expected life of five years. The total value of the option extension was $8,409,124 of which $1,565,190 was capitalized to exploration and evaluation assets with the remaining amount of $6,843,934 charged to the consolidated statements of loss and comprehensive loss.

On July 22, 2020, 200,000 options with exercise prices of $2.50 expired, unexercised. On September 23, 2020, 475,000 options with exercise prices of $2.50 and 70,000 options with exercise prices of $1.00 expired, unexercised.

On November 19, 2021, 200,000 options with exercise prices of $3.75 expired, unexercised. On November 25, 2021, 200,000 options with exercise prices of $2.50 expired, unexercised.

At December 31, 2021, outstanding options to acquire common shares of the Company were as follows:

Date	Options	Options	Exercise
of expiry	outstanding	exercisable	price

June 1, 2024	250,000	250,000	$3.75
July 20, 2025	4,390,500	4,390,500	$2.50
July 20, 2025	2,905,000	2,905,000	$1.00

	7,545,500	7,545,500

(b)	Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

F-25

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

DSU transactions continuity during the years were as follows (in number of DSUs):

	Year ended December 31, 2021	Year ended December 31, 2020

Balance, beginning of year	7,700,000	8,550,000
Exercised	-	(850,000)

Balance, end of year	7,700,000	7,700,000

Of the 7,700,000 DSUs outstanding, 5,333,334 have vested.

The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;

(ii)

As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 6,700,000 DSUs granted, 4,133,334 DSUs have vested, 500,000 were forfeited in the total amount of $833,332 and 2,066,666, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to December 2022 as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is amortized over the vesting period. During the year ended December 31, 2021, the Company recognized an expense of $425,879 related to this amortization (year ended December 31, 2020 – $496,637) of which, an expense of $68,690 (December 31, 2020 – $80,103) was capitalized to exploration and evaluation assets, with the remaining expense of $357,189 (year ended December 31, 2020 – $416,534) charged to the consolidated statements of loss and comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.

On July 25, 2017, the Company granted an additional 1,000,000 DSUs. The DSUs vested immediately. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On June 1, 2019, the Company granted 400,000 DSUs. 100,000 DSUs vested on July 1, 2019, 100,000 vested on October 1, 2019, 100,000 vested on January 1, 2020 and 100,000 DSUs vested on April 1, 2020. The estimated fair value of the DSUs on the date of grant was amortized over the vesting periods. During the year ended December 31, 2021, the Company recognized an expense of $nil (year ended December 31, 2020 – $114,867) related to this amortization charged to the consolidated statements of loss and comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 400,000 common shares of the Company.

F-26

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

On August 9, 2019, the Company granted 500,000 DSUs. 200,000 DSUs vested immediately, while 150,000 DSU’s will vest when the Company obtains its installation license for the Autazes project estimated to be March 31, 2022 and the final 150,000 DSUs will vest upon the Company initiating project construction estimated to be in July 2022. During the year ended December 31, 2021, expected vesting dates of the DSUs were revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest December 31, 2022. During the year ended December 31, 2021, the Company recognized an expense of $225,166 (year ended December 31, 2020 – $203,386) was capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On October 21, 2019, the Company granted 450,000 DSUs. 100,000 DSUs vested on December 1, 2019, 100,000 vested on January 1, 2020, 100,000 vested on February 1, 2020 and 150,000 vested on March 1, 2020. During the year ended December 31, 2021, the Company recognized an expense of $nil (year ended December 31, 2020 - $381,656) related to this amortization charged to the consolidated statements of loss and comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 450,000 common shares of the Company.

During the year ended December 31, 2021, the total amount related to the vesting of DSUs was $651,045 (year ended December 31, 2020 – $1,196,546) of which $357,189 (December 31, 2020 – $913,057) is included in the consolidated statements of loss and comprehensive loss and $293,856 (December 31, 2020 –$283,489) was capitalized to exploration and evaluation assets.

15.	Warrants

At December 31, 2021, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date

	$
1,147,500	1.00	*

1,147,500	1.00

*On September 11, 2009, the Company issued 1,147,500 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange.

F-27

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

15.	Warrants (continued)

Warrant transactions during the year were as follows:

	Year ended			Year ended
	December 31, 2021			December 31, 2020
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value

Balance, beginning of year	23,343,500	$2.43	$23,715,254	23,343,500	$2.43	$23,715,254
Expired	(22,196,000)	2.50	(23,111,254)	-	-	-

Balance, end of year	1,147,500	$1.00	$604,000	23,343,500	$2.43	$23,715,254

On May 15, 2021, 22,196,000 warrants with exercise prices of $2.50 expired, unexercised.

16.	Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the years ended December 31:

Loss per share
	2021	2020

Loss for the year attributable to common shareholders	$4,029,366	$11,234,783

Weighted average number of common shares	131,176,764	129,918,444

Basic and diluted loss per common share	$0.03	$0.09

The basic and diluted loss per share excludes options exercisable for 7,545,500 common shares of the Company at a weighted average exercise price of $1.96, warrants exercisable for 1,147,500 common shares of the Company at a weighted average exercise price of $1.00 and 5,333,334 vested DSUs as these are anti-dilutive.

17.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, amounts receivable, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

F-28

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Financial Risk Management Objectives and Policies (continued)

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Other amounts receivable consists of amounts collected on behalf of the Company by a service provider used in connection with its Reg A financing. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2021, the Company had a cash and cash equivalents balance of $15,144,419 to settle current liabilities of $2,005,960.

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a)	Interest rate risk

The Company has cash and cash equivalent balances as at December 31, 2021. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions. During the year ended December 31, 2021, the Company had loans outstanding at fixed rates (see Note 12).

(b)	Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the year ended December 31, 2021:

	Average rate	Closing rate
CAD	0.7980	0.7888
BRL	0.1854	0.1792

F-29

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Financial Risk Management Objectives and Policies (continued)

(b)	Foreign currency risk (continued)

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at December 31, 2021 would result in an increase or decrease in operating loss of $2,901 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the consolidated statements of loss and comprehensive loss of approximately $3,232,000.

(c)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, loans payable, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the years ended December 31, 2021 or 2020.

F-30

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Financial Instruments

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position, are as follows:

	Financial instrument classification	Carrying amount	Fair value
As at December 31, 2021
Financial assets:
Cash and cash equivalents	FVPL	15,144,419	15,144,419
Amounts receivable	Amortized cost	2,616,544	2,616,544

Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	2,005,960	2,005,960

As at December 31, 2020
Financial assets:
Cash and cash equivalents	FVPL	72,438	72,438
Amounts receivable	Amortized cost	518,670	518,670

Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	8,081,091	8,081,091
Long term portion of land fee installment payable	Amortized cost	11,996	11,996
Loans payable	Amortized cost	1,773,661	1,773,661

The fair value of short-term financial instruments approximates their carrying value due to the relatively short period of time to maturity. These include cash and cash equivalents, restricted cash, amounts receivable, trade payables and accrued liabilities and loans.

19.	Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Year ended December 31, 2021	Year ended December 31, 2020
Directors & officers compensation	$1,674,175	$1,499,374
Share-based payments	412,141	6,538,373
	$2,086,316	$8,037,747

Included in the above amounts, is $579,996 (December 31, 2020 - $579,996) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (a director of the Company) is the Executive Chairman and Mr. Matt Simpson (CEO of the Company) is the Chief Executive Officer.

F-31

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

19.	Related Party Disclosures (continued)

(a)	Key management personnel compensation (continued)

During the year ended December 31, 2021, the Company recorded an expense of $412,141 (December 31, 2020 – $480,616) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015. As at December 31, 2021, 6,500,000 DSUs were granted to officers and directors of the Company of which 4,000,001 have vested, 500,000 were cancelled and 1,999,999 have not yet vested (See Note 14(b)).

During the year ended December 31, 2021, the Company did not extend or grant any options to directors and officers. During the year ended December 31, 2020, the Company extended the expiry dates of certain options held by directors and officers of the Company such that 2,360,000 options with exercise prices of $1.00 per share and expiring on September 23, 2020, 533,000 options with exercise prices of $2.50 expiring on July 22, 2020 and 2,575,000 options with exercise prices of $2.50 per share and expiring September 23, 2020 would expire on July 22, 2025. The Company recorded an expense of $6,057,757 related to the extension of expiry dates on options held by directors and officers (See Note 14(a)).

(b)	Transactions with other related parties

As at December 31, 2021, trade payables and accrued liabilities included an amount of $177,824 (December 31, 2020 - $4,535,443) owing to directors and officers of the Company for consulting fees and $22,265 owing to directors and officers for other amounts payable.

See Note 12 for the terms of related party loans.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

20.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $7,463,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,329,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

21.	Subsequent events

Offering

The Company is offering up to 12,500,000 (the “Maximum Offering”) shares of the Company to be sold in the offering. The shares are being offered at a purchase price of $4.00 per share. The Company is selling the shares through a Tier 2 offering pursuant to Regulation A (Regulation A+) (“Reg A Offering”) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed.

On January 28, 2022, the Company closed a portion of the Reg A Offering issuing 287,832 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $1,151,328.

F-32

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

21.	Subsequent events (continued)

On February 3, 2022, the Company closed a portion of the Reg A Offering issuing 311,829 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $1,247,316.

On March 24, 2022, the Company closed a portion of the Reg A Offering issuing 101,870 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $407,480.

On April 8, 2022, the Company closed a portion of the Reg A Offering issuing 149,074 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $596,296.

The Company paid share issue costs of approximately $448,787 in connection with the closings.

On February 15, 2022, the Company granted 3,450,000 DSUs to officers, directors and consultants of the Company. The DSUs vest in six tranches every six months over 3 years.

F-33

Item 8. Exhibits

Exhibit No.	Description
2.1+	Certificate of Incorporation of Brazil Potash Corp.
2.2+	Bylaws of Brazil Potash Corp.
3.1+	Form of Warrant Certificate
3.2+	Form of Stock Option Agreement
4.1+	Form of Reg A Subscription Agreement
4.2+	Form of Amended Subscription Agreement
6.1+	Consulting Agreement dated July 1, 2009 between Brazil Potash Corp. and Gower Exploration Consulting Inc.
6.2+	Amended Consulting Agreement dated February 1, 2015 between Brazil Potash Corp. and Gower Exploration Consulting Inc.
6.3+	Consulting Agreement dated January 1, 2014 between Brazil Potash Corp. and Neil Said
6.4+	Consulting Agreement dated October 3, 2014 between Brazil Potash Corp. and Ryan Ptolemy
6.5+	Consulting Agreement dated February 1, 2015 between Brazil Potash Corp. and Iron Strike Inc.
6.6+	Consulting Agreement dated October 1, 2009 between Brazil Potash Corp. and Forbes & Manhattan, Inc.
6.7+	First Amended Consulting Agreement dated September 1, 2011 between Brazil Potash Corp. and Forbes & Manhattan, Inc.
6.8+	Second Amended Consulting Agreement dated February 1, 2015 between Brazil Potash Corp. and Forbes & Manhattan, Inc.
6.9+	Loan Agreement – Sentient Global Resources dated October 29, 2019
6.10+	Broker-Dealer Agreement dated January 17, 2020 between Brazil Potash Corp. and Dalmore Group, LLC
6.11+	Deferred Share Unit Plan
6.12+	Independent Contract Agreement dated July 1, 2009 between Brazil Potash Corps. and Helio Diniz
6.13+	Amended Consulting Agreement dated January 1, 2019 between Brazil Potash Corp. and Gower Exploration Consulting Inc.
6.14+	Amended Independent Contract Agreement dated February 1, 2015 between Brazil Potash Corp. and Helio Diniz
6.15+	Amended Independent Contract Agreement dated January 1, 2020 between Brazil Potash Corp. and Helio Diniz
6.16+	Amended Broker-Dealer Agreement dated June 8, 2020 between Brazil Potash Corp. and Dalmore Group, LLC

24

6.17+	Loan Agreement dated July 2, 2020 between Brazil Potash Corp. and Aberdeen International Inc.
6.18+	Maturity Date Extension dated February 9, 2021 amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.
6.19+	Loan Agreement dated October 22, 2020 between Brazil Potash Corp. and Sulliden Mining Capital Inc.
6.20+	Maturity Date Extension dated February 10, 2021 amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc.
6.21+	Loan Agreement dated June 15, 2020, between Brazil Potash Corp. and 2227929 Ontario Inc.
6.22+	Maturity Date Extension dated December 17, 2020 amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc.
6.23+	Loan Agreement dated May 5, 2021, between Brazil Potash Corp. and Newdene Gold Inc.
6.24+	Loan Agreement dated April 1, 2021, between Brazil Potash Corp. and Aberdeen International Inc.
6.25+	Amended and Restated Broker-Dealer Agreement dated June 15, 2021 between Brazil Potash Corp. and Dalmore Group, LLC
6.26	Amended Independent Contract Agreement dated January 1, 2022 between Brazil Potash Corp. and Helio Diniz
6.27	Amended Independent Contract Agreement dated November 1, 2021 between Brazil Potash Corp. and Ryan Ptolemy
6.28	Amended Independent Contract Agreement dated November 1, 2021 between Brazil Potash Corp. and Neil Said
6.29	Amended Loan Agreement dated September 30, 2021 between Brazil Potash Corp. and Sentient Global Resources Funds IV.
6.30	Amended Loan Agreement dated September 30, 2021 between Brazil Potash Corp. and 2227929 Ontario Inc.
6.31	Amended Loan Agreement dated September 30, 2021 between Brazil Potash Corp. and Aberdeen International Inc.
6.32	Amended Loan Agreement dated September 30, 2021 between Brazil Potash Corp. and Aberdeen International Inc.
6.33	Amended Loan Agreement dated September 30, 2021 between Brazil Potash Corp. and Aberdeen International Inc.
6.34	Amended Loan Agreement dated September 30, 2021 between Brazil Potash Corp. and Sulliden Mining Capital Inc.
6.35	Amended Loan Agreement dated September 30, 2021 between Brazil Potash Corp. and Greenway Investments International Ltd.
6.36	Amended Loan Agreement dated September 30, 2021 between Brazil Potash Corp. and Newdene Gold Inc.
6.37	Loan Agreement, dated as of February 26, 2021, between Brazil Potash Corp. and Greenway Investments International Ltd.
6.38	Independent Contractor Agreement, dated as of September 16, 2021, between Potássio do Brasil Ltda. and J. Mendo Consultoria Empresarial Ltda. (English Translation)
9.1*	Letter from KPMG regarding change in certifying accountant
11.1	Consent of MNP, LLP, independent registered public accounting firm
11.2	Consent of KPMG, LLP
11.3	Consent of ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH
11.4	Consent of WorleyParsons Limited
14.1+	Appointment of Agent for Service of Process

+

Filed as an exhibit to our Form 1-A Offering Statement (File No. 024-11208), which was initially filed by us with the SEC on May 5, 2020, as amended by our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021, and incorporated herein by reference.

*	Filed as an exhibit to our current report pursuant to Regulation A on Form 1-U filed by us with the SEC on February 15, 2022, and incorporated herein by reference.

25

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 2, 2022.

BRAZIL POTASH CORP.

By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Matthew Simpson	Date: May 2, 2022
Name: Matthew Simpson Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Ryan Ptolemy	Date: May 2, 2022
Name: Ryan Ptolemy Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Stan Bharti	Date: May 2, 2022
Name: Stan Bharti Title: Executive Chairman

/s/ David Gower	Date: May 2, 2022
Name: David Gower Title: Director

/s/ Andrew Pullar	Date: May 2, 2022
Name: Andrew Pullar Title: Director

/s/ Pierre Pettigrew	Date: May 2, 2022
Name: Pierre Pettigrew Title: Director

Date: May 2, 2022
Name: Carmel Daniele Title: Director

26